Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

January 28, 2013

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 70,462,806

WESTERN WIND REQUESTS OSC HEARING TO REQUIRE INDEPENDENT VALUATION

Vancouver, BC – January 28, 2013 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) announces that it has made a formal application to the Ontario Securities Commission (the “OSC”) requesting that the OSC make orders requiring that WWE Equity Holdings Inc., an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (together, “Brookfield”) prepare and disclose the results of a formal valuation in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The application is made in respect of Brookfield’s offer (the “Offer”) to Western Wind shareholders to purchase all of the issued and outstanding shares of Western Wind.

The OSC has not yet set a hearing date. The Company expects that any such hearing will not be scheduled before the expiry date of the Offer. There is no guarantee that the OSC will make the orders requested by the Company.

“We want our shareholders to be treated equitably. Therefore, after having discussions with the OSC on this issue over the past several weeks, we have now formally applied to the OSC to require an independent valuator to carry out a valuation of Western Wind shares. With a valuation in hand, our shareholders will be able to make an informed decision,” said Mr. Ciachurski.

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“Shareholders are also reminded that our auction process is still underway and we are continuing to pursue options that will maximize full value for shareholders. We are confident in our endeavours to obtain a better price. Either Brookfield plays by the rules and obtains a shareholder supported transaction based on a publicly disclosed valuation or our assets will be sold to selected purchasers who obtain shareholder approval” concluded Mr. Ciachurski.

Background to the OSC Application

The Offer constitutes an “insider bid” for the purposes of MI 61-101, since Brookfield and its affiliates hold more than 10% of the issued and outstanding common shares of the Company.

MI 61-101 requires, among other things, that a formal valuation of the securities that are the subject of an insider bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation be included in the take-over bid circular in respect of the insider bid (the “Valuation Requirement”), subject to certain exemptions. The purpose of the Valuation Requirement is to level the playing field for minority shareholders when transactions are proposed in which insiders like Brookfield have an advantage over minority shareholders by virtue of increased access to information.

Brookfield is relying on an exemption from the Valuation Requirement on the basis that neither Brookfield nor any of its joint actors has, or has had within the preceding twelve months, any board or management representation in respect of the Company, or has knowledge of any material information concerning the Company or its securities that has not been generally disclosed (the “Valuation Exemption”).

However, due to the fact that Brookfield and its affiliates have knowledge of material, non-public and confidential information about the business and affairs of the Company, Western Wind is of the view that Brookfield is not entitled to rely on the Valuation Exemption and that a formal valuation of Western Wind shares should therefore be obtained in accordance with MI 61-101.

The Company believes that a formal valuation will benefit all shareholders by allowing them to assess the price offered by Brookfield relative to the fair market value of Western Wind shares as determined by an independent valuator.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

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The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this news release may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield , and the availability of a financially superior offer,. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: the outcome of a hearing before the OSC, if such hearing occurs, the results of a valuation, if obtained by Brookfield, may not be as anticipated by the Company, actions taken by Brookfield, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, the outcome of the Company’s previously-announced sale process, and the availability of value-maximizing alternatives relative to the Offer. Additional risks and uncertainties can be found in the

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Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the risk that the outcome of a hearing before the OSC will not be in the Company’s favor, the results of the valuation, if obtained by Brookfield, will not be as anticipated by the Company, the progress of Western Wind’s sales process, and, assuming the Company receives an expression of interest from a prospective purchaser, whether a financially superior offer for Western Wind emerges, whether the Company is able to successfully negotiate a prospective sales transaction and whether the conditions of any proposed transaction, including receipt by the Company of all necessary approvals, are met.

The Company believes that the expectations reflected in the forward-looking statements contained in this news release are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this news release. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

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